SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

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GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.1
(Name of Subject Company)

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GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.
(Name of Person(s) Filing Statement)

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Series B Shares of Common Stock (“Series B Shares”) and American Depositary Shares, each representing eight Series B Shares
(Title of Class of Securities)

40051022

(CUSIP Number of Class of Securities)

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Ruffo Pérez Pliego del Castillo
Plaza Metrópoli Patriotismo, Piso 5

Av. Patriotismo 201

Col. San Pedro de los Pinos

Ciudad de México, México 03800

+ 52 81 8625 4300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Jorge U. Juantorena, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
Telephone: (212) 225 2758

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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1 Translation of Issuer’s Name: Central North Airport Group.

2 No CUSIP number exists for the underlying Shares, as the Shares are not traded in the United States. The CUSIP number 4005102 is only for the ADSs representing Series B Shares.

INTRODUCTION

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., a publicly traded corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico (“OMA”), filed with the Securities and Exchange Commission on June 8, 2021 (together with the exhibits thereto, as amended by Amendment No. 1 filed with the SEC on June 11, 2021 and Amendment No. 2 filed with the SEC on June 21, 2021, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Aerodrome Infrastructure S.à r.l. (“Aerodrome”), a limited liability company organized under the laws of Luxembourg, an affiliate of Servicios de Tecnología Aeroportuaria, S.A. de C.V. (“SETA”), a Mexican corporation, and beneficially owned by Bagual S.à.r.l. (“Bagual”), a limited liability company organized under the laws of Luxembourg, Grenadier S.à.r.l. (“Grenadier”), a limited liability company organized under the laws of Luxembourg, Pequod S.à.r.l. (“Pequod”), a limited liability company organized under the laws of Luxembourg, Harpoon S.à.r.l. (“Harpoon”), a limited liability company organized under the laws of Luxembourg, Expanse S.à.r.l. (“Expanse”), a limited liability company organized under the laws of Luxembourg, Fintech Holdings Inc. (“FH”), a corporation organized under the laws of Delaware and David Martínez (“Mr. Martínez” and, together with Aerodrome, SETA, Bagual, Grenadier, Pequod, Harpoon, Expanse and FH, the “Offerors”) to purchase up to 60,155,201 of the (1) outstanding Series B ordinary shares, without par value (the “Series B Shares”) held by U.S. Persons (as defined below) and (2) Series B Shares represented by outstanding American Depositary Shares (whether held or not by U.S. Persons) (each representing eight Series B Shares) (the “ADSs” and, together with the Series B Shares, the “Securities”), of OMA in cash at a price of Ps.137 per Series B Share and a price of Ps.1,096 per ADS (together, the “Offer Price”), in each case without interest thereon, net of (i) the stock exchange and settlement fee described herein, (ii) any applicable brokerage fees or commissions, (iii) any applicable currency conversion expenses with respect to the conversion of Mexican pesos to U.S. dollars, (iv) any applicable Distributions (as defined in the Schedule TO) and (v) applicable withholding taxes upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase and the related documents (which, together with any amendments or supplements thereto, collectively constitute the “U.S. Offer”). The U.S. Offer is being made in conjunction with an offer by Aerodrome in Mexico directed to holders of Series B Shares, but not holders of ADSs (the “Mexican Offer” and, together with the U.S. Offer, the “Offers”). The offer to purchase for the U.S. Offer (the “U.S. Offer to Purchase”) and the related documents have been filed as exhibits to the Schedule TO filed by the Offerors, dated May 24, 2021 (the “Schedule TO”).

Capitalized terms used, but not otherwise defined, in this Amendment No. 3 shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment No. 3 by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4.  The Solicitation/Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended by deleting the last paragraph of Item 4 in its entirety and restating it as follows:

The members of the Corporate Practices Committee and the Board of Directors have reviewed the amended terms of the Offers and reaffirmed their view that the Offer Price is fair, as well as their decision to express no position and to remain neutral with respect to the Offers. In reaffirming their views, the Corporate Practices Committee and the Board of Directors took into account the fact that the Offer Price remained unchanged and that remaining neutral continues to be appropriate given the various relationships members of the Board have with the Offerors and their affiliates.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

By:	/s/ Ruffo Pérez Pliego del Castillo
Name: Ruffo Pérez Pliego del Castillo
Title: Chief Financial Officer

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